UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 18, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

China.com Inc. (“China.com”), a Hong Kong listed subsidiary of CDC Corporation
(NASDAQ: CHINA), announced today that Mike Latimore has been appointed as chief financial officer, company secretary and authorized representative of China.com all with effect from October 31, 2007. Mr. Keith Chau tendered his resignation as chief financial officer, company secretary, authorized representative and qualified accountant of China.com with effect from October 31, 2007.  China.com is in the process of identifying a candidate to fill the position of qualified accountant of China.com.

Exhibit  Description

1.01     Press release dated October 19, 2007
         CDC Corporation Files Second Lawsuit Against Mgame in Korea

1.02     Press release dated October 22, 2007
         CDC Games Names President of CDC Games International

1.03     Press release dated October 22, 2007
         CDC Games Enters Japan Market with Launch of New Online Game

1.04     Press release dated October 23, 2007
         CDC Software Responds to Growing Food Safety Requirements with
         Preview of TraceExpress at World Wide Food Expo

1.05     Press release dated October 24, 2007
         CDC Software Launches First Packaged Manufacturing Operations
         Management Solution for SAPTM

1.06     Press release dated October 25, 2007
         CDC Software to Develop SaaS Applications for China Through Joint
         Venture with FlexSystem

1.07     Press release dated October 26, 2007
         CDC Games Clarifies Status of its Online Game, Yulgang

1.08     Press release dated October 29, 2007
         CDC Games and Mgame Agree to Negotiate to Resolve Differences Over
         Yulgang

1.09     Press release dated October 30, 2007
         CDC Games President Delivers Keynote Speech on Combating Online Games
         Piracy at Digital Content Expo in Beijing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 31, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated October 19, 2007 - CDC Corporation Files Second Lawsuit Against Mgame in Korea
1.02	Press release dated October 22, 2007 - CDC Games Names President of CDC Games International
1.03	Press release dated October 22, 2007 - CDC Games Enters Japan Market with Launch of New Online Game
1.04	Press release dated October 23, 2007 - CDC Software Responds to Growing Food Safety Requirements with Preview of TraceExpress at World Wide Food Expo
1.05	Press release dated October 24, 2007 - CDC Software Launches First Packaged Manufacturing Operations Management Solution for SAPTM
1.06	Press release dated October 25, 2007 - CDC Software to Develop SaaS Applications for China Through Joint Venture with FlexSystem
1.07	Press release dated October 26, 2007 - CDC Games Clarifies Status of its Online Game, Yulgang
1.08	Press release dated October 29, 2007 - CDC Games and Mgame Agree to Negotiate to Resolve Differences Over Yulgang
1.09	Press release dated October 30, 2007 - CDC Games President Delivers Keynote Speech on Combating Online Games Piracy at Digital Content Expo in Beijing